UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

YuMe, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

98872B104
(CUSIP Number)

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI CAPITAL YANKEE, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,003,560
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,003,560
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,433
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 72,433
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,433
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,075,993
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,075,993
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,075,993
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,075,993
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,075,993
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,075,993
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON JAMES A. DUNN, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,075,993
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,075,993
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,075,993
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON DARREN C. WALLIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,075,993
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,075,993
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,075,993
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON DEREK T. HARRAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	AVI Capital Yankee, LP, a Delaware limited partnership ("AVI Yankee"), with respect to the Shares directly owned by it;

(ii)	AVI Capital Partners, LP, a Delaware limited partnership ("AVI LP"), with respect to the Shares directly owned by it;

(iii)	AVI Partners, LLC, a Delaware limited liability company (“AVI Partners”), as the general partner of each of AVI Yankee and AVI LP;

(iv)	AVI Management, LLC, a Delaware limited liability company (“AVI Management”), as the investment manager of each of AVI Yankee and AVI LP;

(v)	James A. Dunn, Jr., as a managing partner of AVI Partners and a managing member of AVI Management and as a nominee for election to the Board of Directors of the Issuer (the “Board”);

(vi)	Darren C. Wallis, as a managing partner of AVI Partners and a managing member of AVI Management; and

(vii)	Derek T. Harrar, as a nominee for election to the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 555 E. Lancaster Avenue, Suite 520, Radnor, Pennsylvania 19087.  Mr. Harrar does not currently have a principal business address.  For purposes of this Schedule 13D and serving as a nominee for the Board, Mr. Harrar’s business address is at c/o AVI Partners, LLC, 555 E. Lancaster Avenue, Suite 520, Radnor, Pennsylvania, 19087.

(c)           The principal business of each of AVI Yankee, AVI LP and AVI Partners is making value-oriented, special situation investments where identifiable catalysts are available to unlock value for all shareholders. AVI Management serves as the investment manager of each of AVI Yankee and AVI LP.  Each of Messrs. Dunn and Wallis serves as a managing partner of AVI Partners and a managing member of AVI Management.  The principal occupation of Mr. Harrar is advising private equity firms and their portfolio companies on technology, media and telecom investing and operating strategies and serving as a director of Brightcove, Inc., a leading global provider of cloud services for video.

CUSIP NO. 98872B104

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of AVI Yankee, AVI LP, AVI Partners, and AVI Management is organized under the laws of the state of Delaware. Each of Messrs. Dunn, Wallis and Harrar is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of AVI Yankee and AVI LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 3,003,560 Shares owned directly by AVI Yankee is approximately $15,695,482, excluding brokerage commissions. The aggregate purchase price of the 72,433 Shares owned directly by AVI LP is approximately $372,038, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 6, 2015, AVI Yankee delivered a letter to the Issuer nominating James A. Dunn, Jr. and Derek T. Harrar (the “Nominees”) for election to the Board at the Issuer’s 2015 annual meeting of stockholders (the “Annual Meeting”).  The Reporting Persons believe that the addition of the Nominees to the Board is necessary to help enhance stockholder value at the Issuer.  The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board regarding Board representation and the composition of the Board, generally.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,044,651 Shares outstanding, as of October 31, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2014.

CUSIP NO. 98872B104

A.	AVI Yankee

(a)	As of the close of business on March 10, 2015, AVI Yankee beneficially owned 3,003,560 Shares.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 3,003,560
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,003,560
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by AVI Yankee since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	AVI LP

(a)	As of the close of business on March 10, 2015, AVI LP beneficially owned 72,433 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 72,433
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 72,433
4. Shared power to dispose or direct the disposition: 0

(c)	AVI LP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

C.	AVI Partners

(a)	AVI Partners, as the general partner of each of AVI Yankee and AVI LP, may be deemed to beneficially own the 3,075,993 Shares owned in the aggregate by AVI Yankee and AVI LP.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 3,075,993
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,075,993
4. Shared power to dispose or direct the disposition: 0

(c)
AVI Partners has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of AVI Yankee since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 98872B104

D.           AVI Management

(a)	AVI Management, as the investment manager of each of AVI Yankee and AVI LP, may be deemed to beneficially own the 3,075,993 Shares owned in the aggregate by AVI Yankee and AVI LP.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 3,075,993
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,075,993
4. Shared power to dispose or direct the disposition: 0

(c)
AVI Management has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf AVI Yankee since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Messrs. Dunn and Wallis

(a)
Each of Messrs. Dunn and Wallis, as a managing partner of AVI Partners and a managing member of AVI Management, may be deemed to beneficially own the 3,075,993 Shares owned in the aggregate by AVI Yankee and AVI LP.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,075,993
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,075,993

(c)
None of Messrs. Dunn or Wallis has entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of AVI Yankee since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.           Mr. Harrar

(a)	As of the close of business on March 10, 2015, Mr. Harrar did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Harrar has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 98872B104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 10, 2015, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (ii) they agreed to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), and (iii) AVI Yankee agreed to pay directly all pre-approved expenses incurred in connection with the Solicitation. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

AVI Yankee has entered into a letter agreement, pursuant to which it and its affiliates have agreed to indemnify Mr. Harrar against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing and Solicitation Agreement by and between AVI Capital Yankee, LP, AVI Capital Partners, LP, AVI Partners, LLC, AVI Management, LLC, James A . Dunn Jr., Darren C. Wallis, and Derek T. Harrar, dated March 10, 2015.

99.2	Form of Indemnification Letter Agreement.

99.3	Power of Attorney.

CUSIP NO. 98872B104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2015	AVI CAPITAL YANKEE, LP

	By:	AVI Partners, LLC, its general partner

	By:	/s/ Darren C. Wallis
		Name:	Darren C. Wallis
		Title:	Managing Partner

AVI CAPITAL PARTNERS, LP

By:	AVI Partners, LLC, its general partner

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

AVI PARTNERS, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

AVI MANAGEMENT, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

/s/ Darren C. Wallis
DARREN C. WALLIS Individually and as attorney-in-fact for James A. Dunn, Jr. and Derek T. Harrar

CUSIP NO. 98872B104

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/(Sale)

AVI CAPITAL YANKEE, LP

15,253	5.4838	02/24/2015
81,000	5.5326	02/25/2015
27,100	5.6411	02/26/2015
20,000	5.6443	02/27/2015
15,000	5.6278	03/02/2015
14,300	5.6322	03/03/2015
12,275	5.6300	03/04/2015
55,000	5.7275	03/05/2015
40,000	5.5900	03/09/2015
40,000	5.5500	03/10/2015